EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Six Months Ended
	July 5, 2015	June 29, 2014
Earnings:

Income before income taxes	$358,668	$639,051

Add (deduct):

Interest on indebtedness	40,040	44,103
Portion of rents representative of the interest factor (a)	5,304	4,754
Amortization of debt expense	574	556
Amortization of capitalized interest	1,167	1,153
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(3,447)	46

Earnings as adjusted	$402,306	$689,663

Fixed Charges:

Interest on indebtedness	$40,040	$44,103
Portion of rents representative of the interest factor (a)	5,304	4,754
Amortization of debt expense	574	556
Capitalized interest	6,243	2,296

Total fixed charges	$52,161	$51,709

Ratio of earnings to fixed charges	7.71	13.34
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.